PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

Supplement dated August 30, 2013
 to Prospectuses dated May 1, 2013

This Supplement should be read and retained with the Prospectus for your Annuity.  If you would like another copy of your current Prospectus, please call us at 1-888-PRU-2888. Effective August 31, 2013, this Supplement revises, and to the extent inconsistent therewith, replaces information contained in your Prospectus dated May 1, 2013 issued by Prudential Annuities Life Assurance Corporation (“PALAC”). Certain terms used in this Supplement have special meanings.  If a term is not defined in this Supplement, it has the meaning given to it in the Prospectus.

PALAC’S CHANGE OF DOMICILE

PALAC has received approval from the Arizona Department of Insurance and the Connecticut Insurance Department to change its corporate domicile from Connecticut to Arizona effective August 31, 2013. As a result of this change, PALAC is now an Arizona insurance company and its principal regulatory authority is the Arizona Department of Insurance.  Additionally, all PALAC separate accounts will now be operated in accordance with the laws of Arizona.

This change does not impact your rights or our obligations under your Annuity contract. Also, please note that this change does not impact any administrative aspects of your contract including the address and contact information for the Annuities Service Center.

No action is required on your part.  If you have any questions, please contact your financial professional or call 1-888-PRU-2888.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

CORESUP1